SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                                                                                                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                               No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

EXPLANATORY NOTE

This Report on Form 6-K/A (“Amendment”) amends the Report on Form 6-K furnished to the U.S. Securities and Exchange Commission by Fresenius Medical Care AG & Co. KGaA (the “Company”) on May 2, 2019 (“Original Report”). The purpose of this Amendment is to revise the information set forth under the heading “Controls and Procedures” to reflect management’s conclusion that our internal control over financial reporting and disclosure controls and procedures were not effective at March 31, 2019 due to a material weakness in our internal control over financial reporting identified subsequent to the issuance of the Original Report. Except as expressly set forth herein, this Amendment provides disclosures as of May 2, 2019 (the “Original Filing Date”) and does not reflect events or disclosures after the submission of the Original Report, other than to revise management’s assessment of internal control as discussed above. The following paragraphs amend and supersede in their entirely the paragraphs under the caption “Controls and Procedures.”

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the “Commission”) and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s General Partner, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Original Report, of the type contemplated by Securities Exchange Act Rule 13a-15. During the third quarter of fiscal 2019, we identified a material weakness in internal control relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises and determined that this material weakness existed as of December 31, 2018 and continues to exist as of the date of this 6-K/A (for further detail regarding this material weakness see Amendment No. 1 to our Annual Report on Form 20-F/A for the year ended December 31, 2018). As a result, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2019.

We have advised our audit committee of this deficiency in our internal control over financial reporting, and the fact that this deficiency constitutes a material weakness. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls.

Because a material weakness was determined to exist, we performed additional procedures to ensure our consolidated financial statements included in this quarterly report on Form 6-K are presented fairly, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This control deficiency resulted in immaterial errors to accounts receivable and revenue from specific fee-for-service arrangements in the Company’s consolidated financial statements for the three months ended March 31, 2019.  These errors did not, individually or in the aggregate, result in a material misstatement of the Company’s consolidated financial statements and disclosures for any periods through and including the three months ended March 31, 2019.

Remediation efforts have begun and the material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

We are undertaking steps to strengthen our controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and its related accounts receivable, including:

•      Increasing oversight by management over revenue recognition and the accounting and reporting of the related receivable balances;

•      Enhancing policies and procedures;

•      Strengthening communication and information flows between the legal and finance departments; and

•      Increasing the role of the finance function in its oversight of revenue recognition specific to fee-for-service matters in legal consideration and their related accounts receivable balances, including responsibility for the final estimation and reporting.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government’s claims against the Company arising from the investigations, see note 12 of the notes to the consolidated financial statements (unaudited) presented elsewhere in the Original Report. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

Except as noted in the preceding paragraphs, there has not been any change in our system of internal control over financial reporting during the quarter ended March 31, 2019 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Exhibits

Exhibit No.

** 4.15	Non-Prosecution Agreement with the U.S. Department of Justice dated February 25, 2019

** 4.16

Corrected Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing a Cease-And-Desist Order from the U.S. Securities and Exchange Commission

31.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2

Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended) (filed herewith).

**      Previously filed with the Report on Form 6-K for the month of May 2019 originally filed on May 2, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:

May 2, 2019

October 31, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
General Partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner